================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE TO/A
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                        SOMNUS MEDICAL TECHNOLOGIES, INC.
                       (Name of subject company (issuer))

                            GYRUS GROUP PLC (Offeror)
                 GYRUS ACQUISITION, INC. (Affiliate of Offeror)
                      (Names of filing persons (offerors))

                                 ---------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                   835397-10-0
                      (CUSIP Number of Class of Securities)

                                   Tom Murphy
                             Chief Financial Officer
                             Gyrus Acquisition, Inc.
                               c/o Gyrus Group PLC
                            Fortran Road, St. Mellons
                                 Cardiff CF3 0LT
                                 United Kingdom
                                 44 1189 219 750
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              John T. Kramer, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 340-2600

                            CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------------------------------------------------
              $59,694,211                                $11,939
================================================================================

* For purposes of calculating the filing fee only, this calculation assumes the purchase of 20,627,861 shares of common stock of Somnus, including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $3.11 per Share. The Shares include both 17,355,986 shares of common stock outstanding as of May 3, 2001, 1,770,794 options and 67,500 warrants.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
~ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

     Amount Previously Paid:   $11,939         Filing Party:  Gyrus Acquisition, Inc. and Gyrus Group PLC
     Form or Registration No.: Schedule TO     Date Filed:    May 7, 2001

| | Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
| | Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X| third-party tender offer subject to Rule 14d-1.
     | | issuer tender offer subject to Rule 13e-4.

================================================================================

================================================================================

     | | going-private transaction subject to Rule 13e-3.
     | | amendment to Schedule 13d under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |












================================================================================

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "SCHEDULE TO") filed with the Securities and Exchange Commission on May 7, 2001 by Gyrus Acquisition, Inc., a Delaware corporation (the "PURCHASER") and a wholly owned subsidiary of Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("PARENT"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.001 per share (the "COMMON STOCK"), of Somnus Medical Technologies, Inc., a Delaware corporation (the "COMPANY"), including the associated preferred stock purchase rights (the "RIGHTS") issued pursuant to the Rights Agreement, dated as of November 6, 1998, between the Company and American Securities Transfer, Incorporated, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "SHARES"), at a purchase price of $3.11 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2001 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 to Schedule TO is being filed on behalf of the Purchaser and Parent.

         The information contained in the Schedule TO concerning the Company, including, without limitation, information concerning the approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) The following information is added to the bottom of the chart on page 21 of the Offer to Purchase:

           Book Value Per Share as of May 4, 2001............POUND STERLING 1.11


         (b) The second paragraph under the section headed "Conditions to the Tender Offer" on page 28 of the Offer to Purchase is replaced in its entirety by the following:

                  "In addition, notwithstanding any other provision of the Offer, subject to the terms of the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for any Shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), the payment for any tendered Shares, if at any time prior to the expiration of the Offer, any of the following events or conditions shall occur or exist:"

         (c) The last paragraph under the section headed "Conditions to the Tender Offer" on page 28 of the Offer to Purchase is replaced in its entirety by the following:

                  "The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted or waived by Parent or the Purchaser, regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time in its sole discretion; PROVIDED, HOWEVER, THAT any condition that has not been asserted prior to the expiration of the Offer, other than those involving the receipt of necessary approvals by any Governmental Entity, will be satisfied or waived on or before the expiration of the Offer. Subject to the foregoing, the failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time."

ITEM 12.  EXHIBITS.

EXHIBIT NUMBER    DESCRIPTION

* (a)(1)(A)  --   Offer to Purchase dated May 7, 2001.

* (a)(1)(B)  --   Letter of Transmittal.

* (a)(1)(C)  --   Notice of Guaranteed Delivery.

* (a)(1)(D)  --   Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.

* (a)(1)(E)  --   Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.

* (a)(1)(F)  --   Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

* (a)(1)(G)  --   Press Release issued by Parent on May 4, 2001.

* (a)(1)(H)  --   Summary Advertisement published May 7, 2001.

* (d)(1)     --   Agreement and Plan of Merger, dated as of May 4, 2001, among
                  Parent, the Purchaser and the Company.

* (d)(2)     --   Company Stockholder Agreement, dated May 3, 2001, , between
                  Parent and each of certain stockholders of the Company.



----------------------------
* Previously filed.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  GYRUS ACQUISITION, INC.


                                  By:    /s/  Mark Goble
                                     -----------------------------------------
                                       NAME:  Mark Goble, M.D.
                                       TITLE: Chief Executive Officer



                                  GYRUS GROUP PLC


                                  By:    /s/  Mark Goble
                                     -----------------------------------------
                                       NAME:  Mark Goble, M.D.
                                       TITLE: Group Managing Director

DATED:  May 25, 2001

                                INDEX TO EXHIBITS

EXHIBIT       NUMBER DOCUMENT

* (a)(1)(A)  Offer to Purchase dated May 7, 2001.
* (a)(1)(B)  Letter of Transmittal.
* (a)(1)(C)  Notice of Guaranteed Delivery.
* (a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
             Nominees.
* (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Banks,
             Trust Companies and Other Nominees.
* (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
* (a)(1)(G)  Press Release by Parent on May 4, 2001.
* (a)(1)(H)  Summary Advertisement published May 7, 2001.
  (b)        Not applicable.
* (d)(1)     Agreement and Plan of Merger, dated as of May 4, 2001, among
             Parent, the Purchaser and the Company.
* (d)(2) Company Stockholder Agreement, dated May 3, 2001, between Parent and each of certain stockholders of the Company.
  (g)        Not applicable.
  (h)        Not applicable.

----------------------------
* Previously filed.